Exhibit 3.0

              Certificate of Amendment to Articles of Incorporation
                          for Nevada Profit Corporation
          (Pursuant to NRS 78.385 and 78.390- After Issuance of Stock)


1. Name of Corporation:  NOVA COMMUNICATIONS LTD.

2. The Articles have been amended as follows ( provide articles number, if available):

       Article 1:  The name of the corporation is Encompass Holdings, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or a may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment is the consent action by majority voting power.

4. Effective date of filing:  January 27, 2006

5. Officer Signature:  Arthur N. Robins